File No. _________



                       SECURITIES AND EXCHANGE COMMISSION


                                Washington, D.C.


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33 (a) of the

             Public Utility Holding Company Act of 1935, as amended


                               Luz del Sur S.A.A.
                      (Name of the foreign utility company)


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                 (Name of filing company, if filed on behalf of
                           a foreign utility company)


ITEM 1
------

         NOTIFICATION
         ------------

Public Service Enterprise Group Incorporated ("PSEG"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Public Service Electric and Gas Company ("PSE&G"), a "public-utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of Luz del Sur S.A.A., a Peruvian corporation ("Luz"), for the purpose of notifying the Commission that Luz is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

Sempra Energy International, a California company which is an indirect subsidiary of Sempra Energy, and PSEG Americas Ltd., a Bermuda company which is an indirect subsidiary of PSEG Americas Inc., each have a 50% ownership interest in Peruvian Opportunity Company S.A.C. ("POC").

On August 5, 1999, POC entered into a tender offer in the Peruvian stock market to purchase 27.2% of the shares of Luz. The purchases contemplated by the tender offer are expected to be completed on or about September 14, 1999.

On August 26, 1999, POC entered into a Stock Purchase Agreement, pursuant to which it agreed to purchase from Ontario Latin America Energy Limited and other parties ("Sellers"), 45% of the outstanding stock in Ontario Quinta A.V.V. Ontario Quinta A.V.V holds 60% of the stock in Luz. The purchases contemplated in the Stock Purchase Agreement are expected to be consummated on or about September 15, 1999.

Luz, either directly or through its subsidiaries, holds various licenses from the Peruvian government to distribute electricity in and around the city of Lima, Peru.

Neither Luz nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Luz nor any of its subsidiary companies is a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

ITEM I
------

Name and business address of the entity claiming FUCO status:
-------------------------------------------------------------

Luz del Sur S.A.A.
Av. Canaval y Moreyra 380
San Isidro, Lima, Peru


Description  of  the  facilities  used  for  the  generation,  transmission  and
--------------------------------------------------------------------------------
distribution of electric energy for sale:
-----------------------------------------

     Luz derives its income from the generation, transmission and distribution of electric energy for sale to industrial, commercial and residential customers. Specifically, Luz and its subsidiaries distribute electricity to customers in the southern zone of metropolitan Lima, Peru, and the surrounding areas. Pursuant to its licenses, Luz serves an area equivalent to 3,000 square kilometers and serves approximately 690,000 customers. Luz del Sur's 1998 energy sales totaled approximately 3,329 GWh.

Ownership of Voting Securities:
-------------------------------

Upon giving effect to the purchases contemplated by the Stock Purchase Agreement and the tender offer, 82.5% of the stock of Luz will be owned by POC.

ITEM 2
------

Domestic Associate Public-Utility Companies
-------------------------------------------

Upon giving effect to the purchase contemplated in the Stock Purchase Agreement and tender offer, Southern California Gas Company ("SoCalGas"), San Diego Gas & Electric Company ("SDG&E") and PSE&G will be the only domestic associate public-utility companies, as such terms are defined in Section 2 of the Holding Company Act, of Luz.

SoCalGas and SDG&E are subsidiaries of Sempra Energy. SoCalGas and SDG&E will pay no portion of the purchase price for Sempra Energy's interest in, and will have no interest in, Luz.

PSE&G is a direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G will pay no portion of the purchase price for its affiliate's interest in, and will itself have no interest in, Luz.

Sempra Energy is filing contemporaneously herewith a separate Form U-57 on behalf of Luz.


EXHIBIT A
---------
State Commission Certification - New Jersey
-------------------------------------------

         Exhibit A has been omitted for the reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of Section 33 (a) (2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference;1 PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

-------------------------------------
1 PSEG has previously relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57 filings of Public Service Enterprise Group Incorporated on behalf of:
Turbogeneradores Maracay, C.A. filed with the Commission on July 31, 1995; Empresa Distribuidora de Energia Sur, S.A., filed with the Commission on April 22, 1997; Empresa Distribuidora de Energia Norte, S.A., filed with the
Commission on April 22, 1997; Companhia Norte-Nordeste de Distribuicao de Energia Electrica filed with the Commission on October 22, 1997; Turboven Maracay Company filed with the Commission in October, 1998;

                  Section 33 (a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

                  Section 33 (a) (2) also provided that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33 (a) (2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company are "adequately insulated from the effects of diversification and the diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

                  SoCalGas, SDG&E and PSE&G are the only associate companies or affiliate companies of Luz that are public-utility companies that sell electric energy or natural gas at retail in the United States. As referenced above, Sempra Energy, the parent company of SoCalGas and SDG&E has filed contemporaneously herewith a separate U-57 on behalf of Luz demonstrating satisfaction of the state certification requirements with regard to SoCalGas and SDG&E.

                  As indicated above, the retail rates of PSE&G are regulated by the New Jersey BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen
(17) conditions generally applicable to the new holding company and its subsidiaries.

                  The BPU additionally noted (at p. 9) that it can monitor PSE&G's intercorporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

                  "This Board has ample statutory authority to regulate all utility activites (sic) and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

--------------------------------------------------------------------------------
Turboven Valencia Company filed with the Commission on October 15, 1998; Turboven Cagua Company filed with the Commission on October 15, 1998; Empresa Distribuidora La Plata S.A. filed with the Commission on November 4, 1998; Chilquinta Energia S.A. filed with the Commission on June 8, 1999; AES Parana S.C.A. filed with the Commission on July 12, 1999 and AES Parana Operations S.R.L. filed with the Commission on July 12, 1999.

                  The BPU further stated that:

                  "The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

                  The BPU concluded by finding inter alia (at p. 10) that:

                  (2) The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provided this Board with sufficient means and authority by which to properly regulate utility operations;

                  (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service;...

                   Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

                  Accordingly, Luz satisfies the criteria set forth in section 33(a) for qualification as a foreign utility company.

                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED


                         By: ROBERT C. MURRAY
                         --------------------
                         Robert C. Murray
                         Vice President and Chief Financial Officer

Date:  September 14, 1999